Erin Leonard Events

Profit and Loss
January - December 2022

	TOTAL
Income	
Event Revenues	-137,750.00
Service Revenues	
Commission Revenue	12,692.15
Consulting Services Revenue	2,800.00
Event Planning Services	588,616.89
Total Service Revenues	**604,109.04**
Total Income	**$466,359.04**
Cost of Goods Sold	
Cost of Goods Sold	
Advanced Payment Discounts	62,169.50
Client Billable Expenses	-19,900.39
Total Cost of Goods Sold	**42,269.11**
Cost of Labor	
Event Subcontractor Labor	90,965.99
Video Editing Labor	300.00
Total Cost of Labor	**91,265.99**
Costs of Classes & Workshops	
Supplies & Materials Cost	5,331.45
Total Costs of Classes & Workshops	**5,331.45**
Owner Distribution Cost	119,182.18
Total Cost of Goods Sold	**$258,048.73**
GROSS PROFIT	**$208,310.31**
Expenses	
Banking Expenses	
AMX Fees	369.00
Bank Charges & Fees	306.50
Foreign Transaction Fees Expense	17.30
Melio Credit card fee	0.60
Payment Processing Fees	96.27
Wire Transfer Fee Expense	1.89
Total Banking Expenses	**791.56**
Donations Expenses	50.00
Charitable Donation Expense	385.59
Total Donations Expenses	**435.59**
Education Expenses	
Class or Training Expense	380.00
Training Expense	21,227.08
Total Education Expenses	**21,607.08**

	TOTAL
Equipment & Software Expenses	
Computer Equipment Expense	1,365.17
General Software Expense	10,714.07
Total Equipment & Software Expenses	**12,079.24**
Financing Expenses	
Interest Expense	5,487.69
Total Financing Expenses	**5,487.69**
Insurance Expenses	20.10
General Liability Insurance Expense	1,154.38
Health Insurance	22,843.22
Total Insurance Expenses	**24,017.70**
Labor Expenses	
Benefits Expense	
Cell and Technology Expense	120.00
Employee Gifts & Incentives	430.67
Health Benefits Expense	8,444.49
Retirement Contribution Expense	2,893.48
Total Benefits Expense	**11,888.64**
Contractor Expenses Incurred - Not Reimbursable	1,384.81
Wages Expense	
Bonus Expense	16,000.00
Commissions Expense	15,503.00
Payroll Processing Expense	1,460.09
Payroll Taxes Expense	15,558.04
Salaries	154,239.02
Total Wages Expense	**202,760.15**
Total Labor Expenses	**216,033.60**
Meals & Entertainment Expenses	
Business Meal Expense	12,816.28
Client Entertainment Expense	565.40
Total Meals & Entertainment Expenses	**13,381.68**
Offices & Facilities Expenses	
Office Supplies Expense	8,196.58
Rent & Office Lease Expenses	10,412.25
Repairs & Maintenance	460.69
Utilities Expense	1,367.88
Total Offices & Facilities Expenses	**20,437.40**
Other Business Expenses	3,591.71

	TOTAL
Professional Services	
401k Retirement Account Management	3,200.00
Accounting Services	32,701.55
Administrative Contractor	40,046.00
Attorneys Fees Expense	637.50
Human Resources Expense	23,449.95
Tax Preparation & Audit Expense	1,043.40
Total Professional Services	**101,078.40**
Sales & Marketing Expenses	
Advertising Expense	3,200.51
Business Development	1,035.00
Client Gift	0.00
Internet Marketing Expense	795.00
Outreach & PR Expense	160.00
Promo Materials Expense	263.46
Total Sales & Marketing Expenses	**5,453.97**
Supplies & Postage Expenses	74.37
Clothing & Uniforms Expense	166.13
Job Supplies	86.00
Postage & Shipping Expense	344.20
Total Supplies & Postage Expenses	**670.70**
Tax & Compliance Expenses	
Permits & Licenses Expense	553.00
Total Tax & Compliance Expenses	**553.00**
Telecomm Expenses	
Cell Phone Expense	1,470.00
Internet Expense	1,555.89
Total Telecomm Expenses	**3,025.89**
Travel & Transport Expenses	-28.66
Local Transit Expenses	9,437.37
Lodging Expenses	15,846.64
Major Transportation Expense	5,928.15
Per Diem Expense	294.20
Vehicle & Travel Rentals	2,281.14
Total Travel & Transport Expenses	**33,758.84**
Vehicle Expenses	
Gas & Routine expenses	548.80
Vehicle Rental & Insurance	6,665.26
Total Vehicle Expenses	**7,214.06**

	TOTAL
Website Expenses	
Graphic Design Services	18,531.25
Website Development & Maintenance Expense	385.84
Website Registration & Hosting	595.68
Total Website Expenses	**19,512.77**
Total Expenses	**$489,130.88**
NET OPERATING INCOME	**$ -280,820.57**
Other Income	
Interest & Investments Revenues	7.47
Total Other Income	**$7.47**
Other Expenses	
Depreciation Expense	10,356.92
Other Miscellaneous Expense	5,390.13
Owner Distribution Back-Out	-119,182.18
Total Other Expenses	**$ -103,435.13**
NET OTHER INCOME	**$103,442.60**
NET INCOME	**$ -177,377.97**

Erin Leonard Events

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Accounts	
Chase Checking	20,697.69
Chase Money Market	15,835.72
PayPal Proxy	0.00
Total Bank Accounts	**36,533.41**
Total Bank Accounts	**$36,533.41**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Employee Advances	0.00
Lawsuit AR	0.00
Prepaid Expenses	0.00
Prepaid Education	0.00
Total Prepaid Expenses	**0.00**
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$36,533.41**
Fixed Assets	
Accumulated Depreciation	
Accumulated Depreciation - Computer	-11,174.43
Total Accumulated Depreciation	**-11,174.43**
Fixed Assets	
Computer	10,666.69
Total Fixed Assets	**10,666.69**
Total Fixed Assets	**$ -507.74**
Other Assets	
Loan Costs	1,617.70
Total Other Assets	**$1,617.70**
TOTAL ASSETS	**$37,643.37**

Erin Leonard Events

Balance Sheet
As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	506.50
Total Accounts Payable	**$506.50**
Credit Cards	
Credit Cards	
AMX Bonvoy -1003	-4,312.76
AMX Hilton Honors	-4,960.12
BW AMX Hilton Honors -1022	0.00
EL AMX Hilton Honors -1006	-3,214.92
LB AMX Hilton Honors - 3051	-2,934.74
MW AMX Hilton Honors -1063	0.00
Total AMX Hilton Honors	**-11,109.78**
Southwest Card	0.00
Total Credit Cards	**-15,422.54**
Total Credit Cards	**$ -15,422.54**
Other Current Liabilities	
Deferred Revenues	137,750.00
Loans Payable	
Business Loan 2021	10,919.25
SMBX Loan	37,538.53
Total Loans Payable	**48,457.78**
Payroll Liabilities	
Benefits & Garnishments Payable	3,425.21
Total Payroll Liabilities	**3,425.21**
Prepaid Legal - Trust	0.00
Team Reimbursements Payable	0.00
Contractor Expense Reimbursements Due	0.00
Total Team Reimbursements Payable	**0.00**
Total Other Current Liabilities	**$189,632.99**
Total Current Liabilities	**$174,716.95**
Total Liabilities	**$174,716.95**
Equity	
Owner's Equity	14,100.89
Owner's Contributions	82,567.11
Owner's Withdrawals	-316,458.95
Total Owner's Equity	**-219,790.95**
Retained Earnings	260,095.34

Erin Leonard Events

Balance Sheet

As of December 31, 2022

	TOTAL
Net Income	-177,377.97
Total Equity	**$ -137,073.58**
TOTAL LIABILITIES AND EQUITY	**$37,643.37**

Erin Leonard Events

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-177,377.97
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	81,163.75
Employee Advances	0.00
Lawsuit AR	5,610.00
Prepaid Expenses	937.17
Prepaid Expenses:Prepaid Education	3,333.33
Accumulated Depreciation:Accumulated Depreciation - Computer	10,356.92
Accounts Payable (A/P)	-8,580.52
Credit Cards:AMX Bonvoy -1003	-5,917.44
Credit Cards:AMX Hilton Honors	-11,953.66
Credit Cards:AMX Hilton Honors:BW AMX Hilton Honors -1022	-2,791.88
Credit Cards:AMX Hilton Honors:EL AMX Hilton Honors -1006	-6,905.58
Credit Cards:AMX Hilton Honors:LB AMX Hilton Honors - 3051	-2,934.74
Credit Cards:AMX Hilton Honors:MW AMX Hilton Honors -1063	0.00
Credit Cards:Southwest Card	-267.96
Deferred Revenues	137,750.00
Loans Payable:Business Loan 2021	-5,468.32
Loans Payable:SMBX Loan	-6,140.03
Payroll Liabilities:Benefits & Garnishments Payable	3,425.21
Team Reimbursements Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**191,616.25**
Net cash provided by operating activities	**$14,238.28**
INVESTING ACTIVITIES	
Fixed Assets:Computer	-5,436.13
Net cash provided by investing activities	**$ -5,436.13**
FINANCING ACTIVITIES	
Owner's Equity	14,100.89
Owner's Equity:Owner's Contributions	59,973.62
Owner's Equity:Owner's Withdrawals	-196,116.24
Net cash provided by financing activities	**$ -122,041.73**
NET CASH INCREASE FOR PERIOD	**$ -113,239.58**
Cash at beginning of period	149,772.99
CASH AT END OF PERIOD	**$36,533.41**